APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

KOOKOONELLI, INC.
Balance Sheet - unaudited
For the period ended 10/22/2019

	Current Period
	22-Oct-19
ASSETS	
Current Assets:	
Cash	$ -
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Total Fixed Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Total Long-Term Liabilities	-
EQUITY	
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -
Balance Sheet Check	-

I, Nassy Mornaghi, certify that:



(1) The financial statements of KOOKOONELLI, INC. included in this Form are true and complete in all material respects; and

(2) The tax return information of KOOKOONELLI, INC. have not been included in this Form as KOOKOONELLI, INC. was formed on 10/14/2019 and has not filed a tax return to date.

Signature: DocuSigned by: Nassy Mornaghi EBB7EBE5A7D143E...

Name: Nassy Mornaghi
Title: Founder/CEO